UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, August 2025

Commission File Number 001- 42606

CONCORDE INTERNATIONAL GROUP LTD

(Translation of registrant’s name into English)

3 Ang Mo Kio Street 62, #01-49 LINK@AMK

Singapore 569139

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Issuance of Press Release

On June 17, 2025, Concorde International Group Ltd. issued a press release announcing that it secured a total of SG$11,621,370 (approximately US$9,040,472) in new contracts from January through May 2025. These contracts include engagements with new clients as well as expanded agreements with existing customers across newly secured sites. A copy of the press releases is attached hereto as Exhibits 99.1. The press release furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press Release titled “Concorde International Group Secures SG$11.6 Million (Approx. US$9.0 Million) in New Multi-Year Recurring Revenue Contracts,” dated June 17, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2025	CONCORDE INTERNATIONAL GROUP LTD

	By:	/s/ Swee Kheng Chua
Swee Kheng Chua
Chief Executive Officer and Chairman

3